FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the report dated *April 24, 2002*

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. A "revised" Notice of the record date and meeting date for the Annual Meeting of the Shareholders of the Company.

REVISED

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

April 24, 2002

Nova Scotia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	The Manitoba Securities Commission
Ontario Securities Commission	The Toronto Stock Exchange
Office of the Administrator, New Brunswick	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Commission des valeurs Mobilieres du Quebec
Registrar of Securities, Government of the Northwest Territories	Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of Yukon Terrority	Registrar of Securities, Government of Nunavut
The New York Stock Exchange	The London Stock Exchange
U.S. Securities Exchange Commission	Philippine Stock Exchange, Inc.
Depository Trust Company	Philippine Central Depository
The Canadian Depositary for Securities Limited	Philippine Securities and Exchange Commission

Dear Sirs:

RE: SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	June 26, 2002
RECORD DATE:	May 8, 2002
MATERIAL MAIL DATE:	May 15 - June 4, 2002
APPLICABLE SECURITIES:	Common
CUSIP:	866796105

Yours very truly,
CIBC MELLON TRUST COMPANY

Helen Kim
Manager, Client Services
Direct Dial: (416) 643-6209

NM2 Sun Life.doc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: April 24, 2002

By: ______________________
Thomas A. Bogart
Executive Vice-President and
Chief Legal Officer